SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 10)
                            -----------------------

                             BEI TECHNOLOGIES, INC.
                       (Name of Subject Company (Issuer))

                             SCHNEIDER ELECTRIC SA
                          BEACON PURCHASER CORPORATION
                      (Name of Filing Persons (Offerors))

                    Common Stock, par value $.001 per Share
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   05538P104
                     (CUSIP Number of Class of Securities)

                            Juan Pedro Salazar, Esq.
                   Senior Vice President and General Counsel
                             Schneider Electric SA
                  43-45, bd. Franklin Roosevelt B.P. 236 92504
                             Rueil Malmaison Cedex
                                     France
                              33 (0) 1 41 29 70 00
                     (Name, address and telephone number of
                    person authorized to receive notices and
                 communications on behalf of the filing person)

                                    Copies to:
           Randall Doud, Esq.                          Howard Japlon, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP           Beacon Purchaser Corporation
           Four Times Square                         1415 South Roselle Road
        New York, New York 10036                  Palatine, Illinois 60067-7399
             (212) 735-3000                               (847) 397-2600

                           CALCULATION OF FILING FEE

Transaction Valuation*                                 Amount of Filing Fee**
---------------------                                  --------------------

     $532,199,402                                             $106,440


* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 14,978,324 shares of common stock of BEI Technologies, Inc. at the tender offer price of $35.00 per share of common stock. The transaction value also includes the offer price of $35.00 less $11.87, which is the average exercise price of outstanding options, multiplied by 344,058, the estimated number of options outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $106,440        Filing Party:  Schneider Electric SA
                                                          and Beacon Purchaser
                                                          Corporation
Form or Registration No.   SC TO-T         Date Filed:    August 3, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|          third-party tender offer subject to Rule 14d-1.
     |_|          issuer tender offer subject to Rule 13e-4.
     |_|          going-private transaction subject to Rule 13e-3.
     |_|          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ?

         This Amendment No. 10 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (the "Schedule TO"), filed initially with the Securities and Exchange Commission on August 3, 2005 by Beacon Purchaser Corporation, a Delaware corporation ("Purchaser"), and Schneider Electric SA, a societe anonyme organized under the laws of the Republic of France ("Parent"), relating to the third-party tender offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $.001 per share, including the associated preferred share purchase rights, of BEI Technologies, Inc., a Delaware corporation (the "Company"), at a purchase price of $35.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2005 and filed as Exhibit
(a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed on behalf of Purchaser and Parent.

Items 1, 4 and 11.

         Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

         "On September 27, 2005, Parent issued a press release announcing that the Offer has been amended to reflect the waiver of a condition to the Offer relating to the receipt by the Company of certain confirmations from DSS. This condition was the sole remaining regulatory condition to the Offer, though certain other conditions remain. Parent also announced that, in light of this waiver, the Offer has been extended until midnight, New York City time, on Monday, October 3, 2005. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on September 28, 2005. The Company has consented to the foregoing extension. Assuming that the remaining conditions to the Offer, including the Minimum Condition, are satisfied at the time of such expiration, Parent expects that it will promptly accept for payment all Shares then tendered.

         Based on information provided by the Depositary to Parent, as of 5:00 p.m., New York City time, on Monday, September 26, 2005, stockholders of the Company had tendered into the Offer 10,059,500 Shares, which represented approximately 66.9% of the Company's outstanding common stock. The Depositary advised Parent that notices of guaranteed delivery had been received in respect of zero additional Shares. In addition, 301,104 Shares that constitute unvested restricted stock of the Company had also been deposited with the Depositary. Such 301,104 Shares were not included in the foregoing totals, as they may not be validly tendered in the Offer and may only be purchased in a subsequent offering period or acquired through the Merger. A copy of the press release is filed as Exhibit (a)(1)(J) and is incorporated herein by reference."

Item 12.

         Item 12 is hereby amended and supplemented to add the following exhibit:

         "(a)(1)(J) Press Release issued by Schneider Electric SA, dated September 27, 2005."

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             SCHNEIDER ELECTRIC SA


                             By:  /s/ Juan Pedro Salazar
                                  ------------------------------
                             Name: Juan Pedro Salazar
                             Title: Senior Vice President and General Counsel


                             BEACON PURCHASER CORPORATION


                             By:  /s/ Juan Pedro Salazar
                                  -----------------------------
                             Name: Juan Pedro Salazar
                             Title: Vice President





Date:  September 27, 2005

                               INDEX TO EXHIBITS

(a)(1)(J)   Press Release issued by Schneider Electric SA, dated September 27,
            2005.